Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 28, 2010

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock, Jr.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Re:	Transamerica Partners Funds Group (File Nos. 033-61810; 811-07674)
Transamerica Partners Fund Group II (File No.s 333-00295; 811-07495) (the “Registrants”)

To the Commission:

Reference is made to the filings of the registration statements on Form N-1A (Transamerica Partners Funds Group - Accession Number: 0000930413-10-000997 and Transamerica Partners Funds Group II – Accession Number: 0000930413-10-000998) on February 26, 2010 on behalf of the Registrants. With respect to the registration statements, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Timothy J. Bresnahan on April 14, 2010. Set forth below are the SEC comments and the Registrants’ responses.

1.

Comment: Summary – Fees and Expense – Second Sentence - Transamerica Partners Balanced and Transamerica Partners Institutional Balanced: The second sentence in this paragraph states: “Annual fund operating expenses are based on the fund’s expenses for the fiscal year ended December 31, 2009.” Please conform the disclosure to more closely respond to Form N-1A and include a narrative regarding the fund’s sales charge discounts.

Response: The second sentence has been deleted from this section. Also, the Registrants confirm that they do not have sales charges. Accordingly, a narrative explaining sales charge discounts is not required pursuant to Item 3 – Instruction (1)(b).

2.

Comment: Summary – Fees and Expenses – Footnote (a): The fund invests in securities through an underlying mutual fund. Confirm that the fee table and the example reflect the expenses of both the fund and that underlying fund.

Response: The Registrants confirm that footnote (a) to the fee table is accurately stated.

3.	Comment: Summary – Fees and Expenses – Fee Table: Where relevant, include disclosure for acquired fund fees and expenses (fees and expenses of underlying funds).

Response: The Registrants note that the acquired fund fees and expenses disclosure is included for the Registrants’ Asset Allocation funds.

4.

Comment: Summary – Principal Investment Strategies – Transamerica Partners Balanced and Transamerica Partners Institutional Balanced: The fund may, but is not required to, engage in certain investment strategies involving derivatives such as options, futures, swaps and forward currency contracts Please be more specific about the use of derivatives.

Response: The Registrants believe the above statement is consistent with the principal investment strategies of the funds and have not revised the disclosure.

Comment: Summary – Principal Investment Strategies – Transamerica Partners Balanced and Transamerica Partners Institutional Balanced: Consider adding weighted average maturity of the fund’s fixed income sleeve.

Response: The Registrants believe the current disclosure regarding each fund’s fixed income component sufficient.

5.	Comment: Summary – Risks – Transamerica Partners Balanced and Transamerica Partners Institutional Balanced: Please condense all risk disclosure where possible.

Response: The disclosure has been updated consistent with the staff’s comment.

6.

Comment: Summary – Performance Introduction Paragraph – Transamerica Partners Balanced and Transamerica Partners Institutional Balanced: The average annual total returns table indicates two benchmarks. Please add disclosure that the fund’s average annual total returns are for different periods compared to a broad measure of market performance, as well as a comparison to a secondary index which used more closely to reflect the principal strategies and policies of the fund.

Response: The disclosure has been updated accordingly.

7.	Comment: Summary – Portfolio Turnover: Is the portfolio turnover rate on a master/hub level?

Response: The Registrants confirm that the portfolio turnover rate is on a master/hub level.

8.	Comment: Summary – Management – Transamerica Partners Balanced and Transamerica Partners Institutional Balanced: Indicate what portion of the funds each sub-adviser is managing.

Response: The Registrants note that the approximate sizes of the equity and fixed income components are disclosed in the prospectuses.

9.	Comment: Summary – Purchase of Shares: Please condense this section to more closely respond to Item 6 of Form N-1A.

Response: The Registrants believe the disclosure meets the requirements of Item 6.

10.	Comment: Summary – Tax Information: Is the second sentence in this section applicable to the Registrants?

Response: This was a typographical error. The second sentence has been deleted.

On behalf of the Registrants, it is hereby acknowledged that:

  the Registrants are responsible for the adequacy and accuracy of the disclosure in this filing;

  the actions of the SEC or its staff acknowledging the effective dates of these filings do not relieve the Registrants from their responsibility for the adequacy and accuracy of the disclosure in these filings; and

  the Registrants may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Any comments or questions on this filing should be directed to the undersigned at (727) 299-1844.

Very truly yours, /s/ Timothy J. Bresnahan Timothy J. Bresnahan Transamerica Asset Management, Inc.